MANAGEMENT INFORMATION CIRCULAR

As at September 14, 2020
unless otherwise noted

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. (“Canarc” or the “Company”) for use at the special meeting (the “Meeting”) of its shareholders (the “Shareholders”) to be held on October 19, 2020 at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of Canarc at nominal cost. Canarc may also retain the services of a proxy solicitation agent. The cost of any solicitation will be borne by Canarc.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the Shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of Canarc (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of Canarc’s management. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent them at the Meeting may do so either by:

(a)
STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)
BY COMPLETING ANOTHER PROPER FORM OF PROXY.

To be valid, a form of proxy must be dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing. In the case of a corporation, the form of proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed form of proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: within North America: 1-866-249-7775, outside North America: 1-416-263-9524, or by following the procedure for telephone or internet voting provided in the accompanying form of proxy, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) or postponement(s) thereof.

REVOCATION OF PROXIES

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing that is signed by the Registered Shareholder, the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a corporation, a duly authorized officer or attorney of the corporation and delivered to the office of Computershare Investor Services Inc. by mail, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: within North America: 1-866-249-7775, outside North America: 1-416-263-9524, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chairman of the Meeting or any adjournment(s) or postponement(s) thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the common shares (the “Common Shares”) of the Company represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Share will be voted or withheld from voting on any poll in accordance with the specifications so made.

IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, the management of Canarc knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of Canarc are “non-registered” Shareholders because the Common Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Non-Registered Holder and asks the Non-Registered Holder to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Non-Registered Holder who receives a voting instruction form cannot use that form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of the Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted. All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to Canarc are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to Canarc are referred to as “OBOs”.

Meeting materials sent to Non-Registered Holders who have not waived the right to receive Meeting materials are accompanied by a request for voting instructions (a “VIF”). This form is used instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Holder. VIFs, whether provided by Canarc or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her/its behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

The Company is taking advantage of NI 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer which permits the Company to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile, or a NOBO has the option to submit their proxy vote either by telephone or via the internet in the manner described in the VIF. Computershare tabulates the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by those VIFs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company will not pay for Intermediaries to deliver the Notice of Meeting, Information Circular and VIF to OBOs, and OBOs will not receive the Meeting materials unless their Intermediary assumes the cost of the delivery.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its transfer agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors (the “Board”) of Canarc fixed September 14, 2020 as the record date (the “Record Date”) for the determination of the Shareholders entitled to vote at the Meeting. Only the holders of Common Shares of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.

Canarc is authorized to issue an unlimited number of Common Shares without par value, of which 244,156,517 Common Shares are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of Canarc, there are no persons or companies beneficially owning, directly or indirectly, or exercising control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Canarc as at September 14, 2020.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approving the Second Tranche of the Private Placement and Issuances Thereunder

At the Meeting: (i) the Shareholders will be asked to consider and approve an ordinary resolution (the “Private Placement Resolution”), as as set forth below to approve the Second Tranche (as defined below) of a non-brokered private placement of the Company, that may result in the issuance of more than 25% of the issued and outstanding Common Shares; and (ii) the Shareholders, excluding the votes attached to the Commons Shares owned or controlled by certain related parties of the Company (“Related Parties”) and their joint actors (the “Disinterested Shareholders”) will be asked to consider and approve an ordinary resolution (the “Insider Issuance Resolution”), as set forth below to approve issuances of securities to the Related Parties participating in the Second Tranche of the Private Placement.

Background and Terms of the Private Placement

On August 19, 2020, the Company announced a non-brokered private placement (the “Initial Private Placement”) of up to 40,000,000 units (each, a “Unit”) at a price of $0.08 per Unit (the “Issue Price”) for aggregate gross proceeds of up to $3,200,000.

On August 27, 2020, the Company filed a price reservation form with the Toronto Stock Exchange (“Exchange”), and price protection was granted until September 17, 2020, which for greater certainty, included protection for Related Party participation in the Initial Private Placement (“Price Protection”).

On September 3, 2020, the Company announced that the Private Placement would be increased with an additional tranche of up to 65,000,000 Units at the Issue Price for aggregate gross proceeds of up to $5,200,000 (the “Second Tranche” and together with the Initial Private Placement, the “Private Placement”), such that the aggregate Private Placement would consist of the issuance of up to 105,000,000 Units for aggregate gross proceeds of up to $8,400,000.

Each Unit will consist of one Common Share and one-half of one non-transferable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company (each, a “Warrant Share”) at an exercise price of $0.13 per Warrant Share for a period of 24 months from the closing date of the Private Placement, subject to acceleration. In the event the daily volume-weighted average trading price of the Shares on the Toronto Stock Exchange (the “Exchange”) or such other stock exchange where the majority of the Company’s trading volume occurs, is equal to or greater than $0.20 per Common Share for any period of 10 consecutive trading days (a “Trading Target”) during the term of the Warrants, the Company may at its sole option give written notice to the holders of the Warrants that the Warrants will expire at 4:00 p.m. (Vancouver time) on the 30th day following the giving of notice unless exercised by the holders prior to such date. The failure of the Company to give notice in respect of a Trading Target should not preclude the Company from giving notice of any subsequent Trading Target.

The Company may pay certain finders at arm’s length to the Company a finder’s fee equal to up to 6% of the gross proceeds raised in the Private Placement in cash or finder’s warrants. The Company intends to use the net proceeds of the Private Placement to conduct mineral exploration on the Company’s existing mineral properties, to fund potential acquisitions, and for general working capital purposes. The Company anticipates that subject to receipt of Shareholder approval, it will close the Second Tranche on or about October 22, 2020. The Private Placement is subject to the approval of the Exchange and the Second Tranche is subject to the approval of both the Exchange and the Shareholders.

As a result of the Private Placement, no new control persons (as such term is defined in applicable securities laws) will be created. However, Mr. Eric Sprott will be participating in the Second Tranche and will acquire 12,500,000 Units of the Company. As of the date hereof, Mr. Sprott holds 23,201,856 Common Shares. As a result of such investment, Mr. Sprott will own 35,701,856 Common Shates, representing approximately 10.22% of the Company of an undiluted basis and 10.44% on a partially diluted basis.

Shareholder Approval Required for the Private Placement Resolution

Section 607(g)(i) of the TSX Company Manual requires security holder approval to be obtained for private placements in which the aggregate number of securities that are issuable is greater than 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the “market price” (as defined in the TSX Company Manual). Section 607(f)(v) of the TSX Company Manual provides that successive private placements are aggregated for the purpose of section 607(g)(i) if they are within the three proceeding months, have common placees and/or a common use of proceeds.

The Private Placement could result in the issuance of greater than 25% of the issued and outstanding Common Shares, given that up to 105,000,000 Units may be issued in the Private Placement, which could result in the issuance of up to 105,000,000 Shares and up to 52,500,000 Warrant Shares (which, in aggregate, represent approximately 64.5% of the current issued and outstanding Common Shares on a non-diluted basis, as of the date hereof).

Shareholder Approval Required for the Insider Issuance Resolution

Pursuant to Section 607(e) of the TSX Company Manual, the price per listed security for any private placement must not be lower than 75% of the market price (as such term is defined therein), unless the listed issuer has received approval of its securityholders, excluding the votes attached to the shares of any insiders participating in the transaction. As the Price Protection was not granted for the issuance of securities of the Company to the Related Parties under the Second Tranche, the Exchange is requiring the approval of the Disinterested Shareholders for the issuance of Units to the Related Parties participating in the Second Tranche.

The following table sets out information regarding the Related Parties that will participate in the Second Tranche and the Common Shares that are excluded from voting on the Insider Issuance Resolution:

Related Party	Position Prior to Completion of the Private Placement	Number of Units Purchased in the First Tranche	Number of Units Purchased in the Second Tranche	Position Following Completion of the Private Placement	Position Following Completion of the Private Placement, assuming full exercise of the Warrants
Brad Cooke(1) Chairman and Director	8,110,580 Common Shares (3.32%)	3,000,000	2,000,000	13,110,580 Common Shares(3.75%)	15,610,580 Common Shares(3.888%)
Andrew Bowering(2) Director	1,000,000 Common Shares (0.41%)	3,000,000	3,000,000	7,000,000 Common Shares(2.00%)	10,000,000 Common Shares(2.49%)
Scott Eldridge(3) Chief Executive Officer and Director	616,500 Common Shares (0.25%)	875,000	400,000	1,891,500 Common Shares(0.54%)	2,529,000 Common Shares(0.629%)

(1)
Brad Cooke has control or direction over an aggregate of 8,110,580 Common Shares and 5,350,000 stock options of the Company. Assuming the exercise of all of the stock options held by Brad Cooke, he would hold or control an aggregate of 13,460,580 Common Shares or 5.513% of the issued and outstanding Common Shares prior to completion of the Private Placement and an aggregate of 20,960,580 Common Shares or 5.219% of the issued and outstanding Common Shares following completion of the Private Placement, assuming full exercise of the Warrants.
(2)
Andrew Bowering has control or direction over an aggregate of 1,000,000 Common Shares and 400,000 stock options of the Company. Assuming the exercise of all of the stock options held by Andrew Bowering, he would hold or control an aggregate of 1,400,000 Common Shares or 0.573% of the issued and outstanding Common Shares prior to completion of the Private Placement and an aggregate of 10,400,000 Common Shares or 2.589% of the issued and outstanding Common Shares following completion of the Private Placement, assuming full exercise of the Warrants.
(3)
Scott Eldridge has control or direction over an aggregate of 616,500 Common Shares and 2,700,000 stock options of the Company. Assuming the exercise of all of the stock options held by Scott Eldridge, he would hold or control an aggregate of 3,316,500 Common Shares or 1.358% of the issued and outstanding Common Shares prior to completion of the Private Placement and an aggregate of 5,229,000 Common Shares or 1.302% of the issued and outstanding Common Shares following completion of the Private Placement, assuming full exercise of the Warrants.

Accordingly, in compliance with the policies of the Exchange, the Company is asking:

1)
its Shareholders to approve the Second Tranche of the Private Placement at the Meeting; and

2)
its Disinterested Shareholders to approve the issuances to the Related Parties in the Second Tranche of the Private Placement at the Meeting.

For greater certainty, the votes of any Common Shares issued under the First Tranche will be excluded from the votes to approve the Second Tranche and the issuances to the Related Parties under the Second Tranche of the Private Placement.

MI 61-101

The Second Tranche will involve the issuance of Common Shares to certain Related Parties upon and is therefore considered to be a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemption set out in sections 5.4(c) of MI 61-101 to be exempted from the requirement for a formal valuation with respect to the issuance of Common Shares to certain Related Parties, whereby the Second Tranche is a distribution of securities of the Company to a related parties for cash consideration, and neither the Company nor, to the knowledge of the Company after reasonable inquiry, the Related Parties have knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

Board Recommendation

The Board has determined, after consideration of, among other things, the financial circumstances of the Company, other financing options, and other matters deemed relevant, that the Private Placement is in the best interests of the Company and its Shareholders. The Board believes that the Private Placement will put the Company on a sound financial footing with which to advance its mineral exploration projects and strengthen its working capital. The Board has approved the Private Placement and recommends that Shareholders vote FOR the Private Placement Resolution.

Shareholder Approval

The Shareholders will be asked at the Meeting to pass the following Private Placement Resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF SHAREHOLDERS, THAT:

1.
subject to regulatory approval, Canarc Resource Corp. (the “Company”) is hereby authorized to: (i) issue and sell by way of a non-brokered private placement (“Second Tranche”) up to 65,000,000 units of the Company (each, a “Unit”) at a price of $0.08 per Unit for gross proceeds of $5,200,000, with each Unit to be comprised of one common share in the capital of the Company (each, a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant exercisable to purchase one additional common share of the Company (each, a “Warrant Share”) at an exercise price of $0.13 per Warrant Share for a period of 24 months from the closing date of the Private Placement, subject to acceleration, which may result in the issuance of more than 25% of the number of issued and outstanding Common Shares within a three-month period; and (ii) undertake all steps that are necessary or desirable to complete the Second Tranche;

2.
the board of directors of the Company is hereby authorized in its absolute discretion to determine whether or not to proceed with the above resolution without further ratification or approval by the shareholders of the Company; and

3.
any one or more directors or officers of Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

The Disinterested Shareholders will be asked at the Meeting to pass the following Insider Issuance Resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS, THAT:

1.
subject to regulatory approval, the Company is hereby authorized to (i) issue 5,400,000 Units at a price of $0.08 per Unit to the individuals and in the amounts noted in the table above in the Second Tranche, which may result in the price per Unit to be lower than 75% of the market price; and (ii) undertake all steps that are necessary or desirable to complete such issuances;

2.
the board of directors of the Company is hereby authorized in its absolute discretion to determine whether or not to proceed with the above resolution without further ratification or approval by the shareholders of the Company; and

3.
any one or more directors or officers of Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

An ordinary resolution is a resolution passed by a majority of greater than 50% of the votes cast by those Shareholders or Disinterested Shareholders, who being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting.

Management of the Company recommends that Shareholders vote FOR the Private Placement Resolution, the Disinterested Shareholders vote FOR the Insider Issuance Resolution, and the persons named in the enclosed Form of Proxy intend to vote FOR the approval of the Private Placement Resolution and vote FOR the Insider Issuance Resolution at the Meeting unless such Shareholder or Disinterested Shareholder, respectively, has specified that the Common Shares represented by such proxy are to be voted against such resolutions.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, none of the directors or executive officers of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding the securities authorized for issuance under equity compensation plans as at the Company’s most recently completed financial year end is provided in the Company’s information circular dated May 12, 2020 under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”, which is incorporated by reference into this Information Circular and is available under the Company’s profile at www.sedar.com. A copy of such information circular will be provided promptly free of charge to any Shareholder upon request.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of Canarc or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to Canarc (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of Canarc or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, no informed person (a director or executive officer of the Company, a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer, any person or company who beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares) nor any proposed director of the Company, nor any associate or affiliate of any informed person or proposed director has had since January 1, 2019 any material interest, direct or indirect, in any transactions or proposed transactions which materially affected or would materially affect the Company or any of its subsidiaries.

AUDITOR

The Company’s auditor is Smythe LLP, Chartered Professional Accountants of #1700 – 475 Howe Street, Vancouver, British Columbia, V6C 3B9.

MANAGEMENT CONTRACTS

There are no management functions of Canarc which are to any substantial degree performed by a person other than a director or executive officer of Canarc.

OTHER MATTERS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

ADDITIONAL INFORMATION

Additional information relating to the Canarc is available on SEDAR at www.sedar.com. A securityholder may contact Canarc at 810 – 625 Howe Street, Vancouver, BC V6C 2T6, telephone: 604.685.9700 or fax: 604.685.9744 to request copies of Canarc’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in Canarc’s comparative financial statements and MD&A for its most recently completed financial year ended December 31, 2019.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to Shareholders entitled to receive notice of the Meeting, to each director, to the auditors of Canarc and to the appropriate governmental agencies, have been approved in substance by the directors of Canarc pursuant to resolutions passed as of September 14, 2020.

DATED as of the 14th day of September, 2020.

BY ORDER OF THE BOARD Canarc Resource Corp.

/s/ Scott Eldridge
Scott Eldridge, Chief Executive Officer